Law Offices of Kristin M. Cano

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Irvine, California 92612

Telephone (949) 759-1505

Telefax (949) 640-9535

cano@securities-law.com

January 24, 2020	Via Edgar & Email

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.,

Washington, D.C. 20549

Attention:	Daniel Morris, Attorney Advisor
Mara L. Ransom, Assistant Director

Re:	American Diversified LLC
Offering Statement on Form 1-A
Filed October 9, 2018
File No. 024-10904
Comment Letter Dated January 22, 2019

Dear Mr. Morris:

This letter is submitted on behalf of our client, American Diversified Energy, LLC (the “Company”), in response to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), in a letter dated January 22, 2020 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A/A (File No. 024-10904) filed with the Commission on January 9 and 14, 2020 (the “Offering Statement Amendment No. 4 and No. 5”). For your convenience, we have reproduced the comments below, followed by our responses. The Company has provided the additional disclosures requested by the Staff in the Company’s Pre-Qualification Amendment No.6 to the Offering Statement.

The discussion below is presented in the order of the numbered comments in the Comment Letter.

Form 1-A Amendment No. 5 filed January 14, 2020

Comment No. 1:

Results of Operations, page 91

1.	Reference is made to comment 6 and your revised disclosure provided in the first paragraph on page 91. Your disclosure of a net loss for the year ended October 31, 2018 and 2017 of $1,214,982 and $307,265 is consistent with the net loss reported on your statements of operations. However, your disclosure of incurred losses of $682,285 and $373,203 for the nine months ended July 31, 2019 and 2018 is not consistent with the net loss reported on your statements of operations. Please revise.

Response to Comment No. 1:

We corrected our disclosures in the Results of Operations discussion and believe that it is now consistent with the statement operations.

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Liquidity and Capital Resources, page 92

Comment No. 2

2.	In the fifth paragraph you refer to a liability of $957,000 to ADE Crescent while the balance sheet presents a liability of $976,650. Please explain or revise.

Response to Comment No. 2:

We amended the Liquidity and Capital Resources discussion and believe that it is now consistent with the Interim Financial Statements

Financial Statements, page F-1

Comment No. 3

3.	In a note or separate statement, please provide an analysis of the changes in each caption of members’ deficit presented in the balance sheet as of July 31, 2019. Reference is made to (b)(5), Part F/S of Form 1-A.

Response to Comment No. 3:of

We have added an Equity (Deficiency) Statement to the Interim Financial Statements which reflects the changes in each caption of the members’ deficit presented in the balance sheet as of July 31, 2019.

Note 10 - Subsequent Events

Investment of Corvette, LLC in ADE Crescent City LLC and Summary of the Amended Restated Operating Agreement of ADE Crescent City LLC, page F-26

Comment No. 4

4.	We are reissuing comment 14 in light of the Form 1-A/A filed January 14, 2020. Your response to comment 14 states ADE Crescent was in the construction stage and did not exceed the 20% threshold in Rule 8-03(b)(3) of Regulation S-X. However, subsequent to your response, in Form 1-A/A filed January 14, 2020, the balance sheet presents an equity method investment balance of $334,455, which exceeds 20% of your consolidated assets. Please revise to provide the required Rule 8-03(b)(3) of Regulation S-X disclosure or explain why such disclosure is not required.

Response to Comment No. 4:

The Company has added to the Interim Financial Statements the following: ADE Crescent City LLC Condensed Balance Sheet, As Of July 31, 2019, (Unaudited); ADE Crescent City LLC Condensed Statement of Operations For The Nine Months Ended July 31, 2019 (Unaudited); ADE Crescent City LLC Condensed Statement of Cash Flows For The Nine Months Ended July 31, 2019 (Unaudited); and, a single footnote relating to the ADE Crescent City, LLC Condensed Statements. The Company believes that these disclosures provide the required Rule 8-03(b)(3) of Regulation S-X disclosure.

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Comment No. 5

5.	You disclose that management determined that the receivable recorded on ADE Crescent City books and records of $976,000 is likely not recoverable from the Company. Please disclose the bad debt expense recorded.

Response to Comment No. 5:

The Company has added to the Interim Financial Statements the following: ADE Crescent City LLC Condensed Balance Sheet, As Of July 31, 2019, (Unaudited); ADE Crescent City LLC Condensed Statement of Operations For The Nine Months Ended July 31, 2019 (Unaudited); ADE Crescent City LLC Condensed Statement of Cash Flows For The Nine Months Ended July 31, 2019 (Unaudited); and, a single footnote relating to the ADE Crescent City, LLC Condensed Statements. The Company believes that these additions to the Interim Financial Statements disclose the bad debt expense recorded.

The Issuer respectfully believes that the revisions to the Offering Statement contained in Amendment No. 6, and the supplemental information contained herein, are responsive to the Staff’s comments. Please feel free to contact me at the above number for any questions related to this filing. We appreciate your time and attention and the Staff’s timely response.

Very truly yours,

/s/ Kristin M. Cano
Kristin M. Cano

cc: via email

Julio Macedo

Michael McKennon

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